                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 2001

                           Commission File # 001-12335


                          Butler Manufacturing Company
                    401(k) Employee Savings Trust (BEST) Plan


                          Butler Manufacturing Company
                              1540 Genessee Street
                              Kansas City, MO 64102

INDEPENDENT AUDITORS' REPORT


The Retirement Administrative Committee
Butler Manufacturing Company:

We have audited the accompanying statement of net assets available for benefits of the Butler Manufacturing Company 401(k) Employee Savings Trust Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ KPMG LLP


Kansas City, Missouri
June 14, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ANDERSEN REPORT AND HAS NOT BEEN REISSUED BY ANDERSEN.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Administrative Committee of
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company 401(k) Employee Savings Trust Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 8, 2001

                  BUTLER MANUFACTURING COMPANY 401(k) EMPLOYEE
                               SAVINGS TRUST PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                           2001          2000
                                                       -----------   -----------
Assets:
    Investments:
       Fidelity Management Trust Company:
          Managed Income Portfolio                     $10,393,045     9,474,209
          Puritan Fund                                  12,575,473    12,195,159
          Magellan Fund                                 30,561,900    33,739,591
          Equity Income Fund                            12,507,685    12,371,815
          Retirement Money Market Trust                 11,038,879    10,909,628
          Aggressive Growth Fund                         2,946,816     4,839,254
          Diversified International                      1,480,318     1,695,343
          Freedom 2000 Funds                             2,695,253     2,494,776
          Spartan U.S. Equity Index                      1,245,801     1,194,864
          Other                                            583,793       406,384
       Butler common stock fund                          3,205,368     2,458,813
       Participant loans outstanding                     2,664,630     2,675,823
                                                       -----------   -----------
                   Total investments                    91,898,961    94,455,659
       Receivables:
          Employee contributions receivable                553,335       827,690
          Employer contributions receivable              1,663,035     1,654,832
                                                       -----------   -----------
                   Total receivables                     2,216,370     2,482,522
                                                       -----------   -----------
                   Net assets available for benefits   $94,115,331    96,938,181
                                                       ===========    ==========



See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000


                                                  2001              2000
                                              ------------      ------------
Contributions:
    Employee                                  $  8,093,537         8,276,782
    Employer                                     1,661,743         1,654,832
    Rollover                                        52,760           281,106
                                              ------------      ------------
                Total contributions              9,808,040        10,212,720
Income:
    Net depreciation in fair value of
        investments                             (8,949,717)       (8,260,499)
    Interest and dividends                       2,947,921         5,674,742
Other:
    Distributions                               (6,557,765)       (7,577,060)
    Fees                                           (71,430)          (71,578)
    Net transfers from (to) another
        employer-sponsored fund                       101           (17,226)
                                              ------------      ------------
                Decrease in net assets
                    available for benefits      (2,822,850)          (38,901)
Net assets available for benefits,
   beginning of year                            96,938,181        96,977,082
                                              ------------      ------------
Net assets available for benefits,
   end of year                                $ 94,115,331        96,938,181
                                              ============        ==========

See accompanying notes to financial statements.

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  GENERAL

          Effective March 1, 1987, Butler Manufacturing Company (the Company) established the 401(k) Employee Savings Trust Plan (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which has been appointed by the administrative committee and thereby holds all assets of the Plan in the Butler Master Savings Plan Trust (Master Trust).

          The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (b)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

     (c)  ASSETS HELD IN MASTER TRUST

          All assets of the Plan are held in the Master Trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair value of the investments.

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. When the fair value of securities is not available, the securities are stated at their estimated fair value. Securities transactions are accounted for on the trade date.

     (d)  FEES AND EXPENSES

          The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

     (e)  ELIGIBILITY

          All full-time salaried and nonunion hourly employees are eligible to participate in the Plan.

     (f)  VESTING

          All eligible employees participating in the Plan are immediately 100% vested in employer and employee contributions.

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



     (g)  TERMINATION

          The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability, or termination of employment.

     (h)  USE OF ESTIMATES

          The Plan utilizes a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2)  CONTRIBUTIONS

     Employees may contribute to the Plan from I to 15% of their compensation in 1% increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1% increments among the funds established by the Company. At the discretion of the Company's board of directors and based on the Company's profitability, the Company can elect to match employee contributions in an amount no greater than 30%. This match is limited to 6% of employee contributions and one-third of all company-matching contributions shall be invested in the Butler Common Stock Fund. Such investments shall remain in the Butler Common Stock Fund until the participant's termination of employment. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability, or death.

(3)  DISTRIBUTIONS

     If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies, or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

     Distributions payable to vested participants at December 31, 2001 was $365,078. These distributions are included in net assets available for benefits in the accompanying financial statements, however, they are recorded as a liability of the Plan for purposes of the Plan's Form 5500.

(4)  IN-SERVICE WITHDRAWALS

     Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, or the purchase of a principal residence, or to prevent eviction from a principal residence.

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(5)  LOANS TO PARTICIPANTS

     At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50% of the value of the participant's account. No loan may be for an amount less than $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years, except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner, which does not discriminate in favor of officers, shareholders, or highly compensated participants.

(6)  ASSETS HELD IN MASTER TRUST

     The net assets of the Master Trust available for all participating plans at December 31 were as follows:

                                                                    2001
                                                                ------------
          Assets:
              Investments:
                Short-term investments                          $ 12,657,351
                Fixed income funds                                11,868,079
                Domestic equities funds                           68,108,401
                International equities funds                       1,507,679
                Butler common stock fund                           3,321,973
                Participating loans outstanding, at interest
                  rates ranging from 9.0% to 10.0%                 3,161,823
                                                                ------------
                                                                 100,625,306
              Receivables:
                Employee contribution receivable                     619,833
                Employer contribution receivable                   1,663,035
                                                                ------------
                        Total investments                       $102,908,174
                                                                ============

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


The changes in net assets of the Master Trust for the years ended December 31, were as follows:

                                                         2001
                                                    -------------
          Additions:
              Company contributions                 $   9,023,088
              Employee contributions                    1,716,159
              Rollovers                                    52,760
              Interest and dividends                    3,262,692
              Change in fair value investments:
                Mutual funds                           (9,870,542)
                Butler common stock fund                  319,158
                                                    -------------
                        Total additions                 4,503,315
          Deductions:
              Benefits paid                            (7,045,615)
              Administrative expenses                     (84,599)
                                                    -------------
                        Total deductions               (7,130,214)
                                                    -------------
                        Net change                  $  (2,626,899)
                                                    =============

          Net assets available for benefits:
              Beginning of year                     $ 105,535,073
                                                    -------------
              End of year                           $ 102,908,174
                                                    =============

(7)  NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 are as follows:

                                                          2001          2000
                                                      -----------   -----------
     Net assets:
     Butler common stock fund                         $ 3,205,368   $ 2,458,813
                                                      ===========   ===========
     Changes in net assets:
     Contributions                                    $   793,575   $   780,390
     Interest and dividends                                74,245        61,945
     Net appreciation                                     306,506       293,407
     Benefits paid to participants                       (174,826)     (145,460)
     Transfer to participant-directed investments        (177,740)     (191,741)
     Loan withdrawals                                     (13,486)       (6,190)
     Administrative fee                                   (61,719)      (60,425)
                                                      -----------   -----------
                                                      $   746,555   $   731,926
                                                      ===========   ===========

                          BUTLER MANUFACTURING COMPANY
                       401(k) EMPLOYEE SAVINGS TRUST PLAN

                          Notes to Financial Statements

                                December 31, 2001



(8)  INVESTMENT PORTFOLIO RISK

     The Plan provides for various investments, which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(9)  FEDERAL INCOME TAXES

     The Plan has received a favorable determination letter, dated April 26, 1995, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter, and an application for determination was submitted to the Internal Revenue Service on January 14, 2002. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

(10) FORM 5500 RECONCILIATION

     The reconciliation of the net assets available for benefits between the financial statements and the Form 5500 as of December 31 are as follows:

                                                    2001              2000
                                                ------------      ------------
     Net assets available for benefits per
          the financial statements              $ 94,115,331      $ 96,938,181
     Benefit obligations currently payable          (365,078)         (832,203)
                                                ------------      ------------
     Net assets available per the Form 5500     $ 93,750,253      $ 96,105,978
                                                ============      ============


     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2001 to the form 5500.


     Benefits paid to participants per the financial
          statements                                              $  6,557,765
     Amounts currently payable at December 31, 2001                    365,078
     Amounts currently payable at December 31, 2000                   (832,203)
                                                                  ------------
     Benefits paid to participants per the Form 5500              $  6,090,640
                                                                  ============

                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        BUTLER EMPLOYEE SAVINGS TRUST



Date:  June 28, 2002                         By: /s/ Larry C. Miller
       -------------                             ---------------------------
                                             Larry C. Miller, Member of the
                                             Administrative Committee

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                                  EXHIBIT INDEX


Exhibit
Number                               Description
------              -----------------------------------------------

23                  Independent Auditors' Consent

23.2                Notice Regarding Consent of Arthur Andersen LLP